VVF AGTECH, INC.

SERIES SEED SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1. **Background**. The undersigned understands that VVF AgTech, Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 600,000 shares of its Series Seed-6 Preferred Stock, $0.00001 par value per Share (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $2.00 per Share (the "***Purchase Price***"). The minimum amount or target amount to be raised in the Offering is $100,000.00 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $1,200,000.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription**.

(a) *Terms*. Subject to the terms of this Series Seed Preferred Stock Subscription Agreement (this "***Agreement***") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***").

(b) *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that

the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

(c) *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

(d) *Execution of Restated Voting Agreement*. It is understood and agreed that the undersigned shall execute and deliver the Amended and Restated Voting Agreement by and among the Company, the subscribers, and certain stockholders of the Company, in substantially the form of Exhibit A attached to this Agreement (the "***Restated Voting Agreement***") at the time of the Closing.

3. **Closing**.

(a) *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

(b) *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) at the time of the Closing, the undersigned shall have executed and delivered this Agreement;

(iv) at the time of the Closing, the undersigned shall have executed and delivered the Restated Voting Agreement;

(v) the Company shall file the Second Amended and Restated Certificate of Incorporation (the "***Restated Certificate***") with the Secretary of State of the State of Delaware, a copy of which is attached hereto as Exhibit B; and

(vi) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement, and the Company's Offering Memorandum to make the decision to purchase the Shares.

(e) The undersigned has received and reviewed a copy of the Company's Offering Memorandum, attached hereto as Exhibit C (the "***Offering Memorandum***"). With respect to information provided in the Company's Offering Memorandum, the undersigned fully understands the details thereof, including but not limited to the non-exhaustive risk factors featured therein.

(f) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement and the Company's Offering Memorandum or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(g) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement and in the Company's Offering Memorandum. The undersigned has had access to such information

concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(h) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(i) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(j) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned

understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. **HIGH RISK INVESTMENT**. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) *Corporate Power*. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) *Valid Issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under

this Agreement, the Restated Certificate of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Restated Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. **Market Stand-Off**. If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. **General Provisions**

10.1. *Obligations Irrevocable*. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.2. *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.3. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

10.4. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

10.5. *Submission to Jurisdiction*. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("***Proceedings***"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

10.6. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

10.7. *Waiver, Amendment*. Neither this Agreement nor any provisions hereof shall be waived, modified, changed, discharged or terminated except with the written consent of the Company and the holders of at least fifty percent (50%) of the then-outstanding Shares. Any amendment or waiver effected in accordance with this Section 10.7 shall be binding upon the subscribers and each transferee of the Shares (or the Common Stock of the Company issuable upon conversion thereof), each future holder of all such securities, and the Company. The Company may also amend this Agreement without consent of the subscribers to cure any ambiguity or to correct any clerical or typographical errors in this Agreement or supplement any provision herein which may be inconsistent with any other provision herein.

10.8. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

10.9. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

10.10. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

10.11. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.12. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10.13. *Binding Effect*. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

10.14. *Survival*. All representations, warranties and covenants contained in this n Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

10.15. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____________.

Number of Shares: [SHARES]______________________

Aggregate Purchase Price: $[AMOUNT]_______________

<table>
<tr>
<td>COMPANY:

VVF AGTECH, INC.

By: Founder Signature
Name: [FOUNDER_NAME]
Title: [FOUNDER_TITLE]</td>
<td>SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]</td>
</tr>
<tr>
<td></td>
<td>Read and Approved (For IRA Use Only):

By: ___________________________</td>
</tr>
<tr>
<td colspan="2">The Subscriber is an “accredited investor as the term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:
[ ] Accredited
[X] Not Accredited</td>
</tr>
</table>

EXHIBIT A

FORM OF RESTATED VOTING AGREEMENT

AMENDED AND RESTATED VOTING AGREEMENT

This AMENDED AND RESTATED VOTING AGREEMENT (this "***Agreement***") is made and entered into as of [EFFECTIVE DATE], by and among VVF AgTech, Inc., a Delaware corporation (the "***Company***"), each holder of the Company's Series Seed-1 Preferred Stock (the "***Series Seed-1 Preferred Stock***"), Series Seed-2 Preferred Stock (the "***Series Seed-2 Preferred Stock***"), Series Seed-3 Preferred Stock (the "***Series Seed-3 Preferred Stock***"), Series Seed-4 Preferred Stock (the "***Series Seed-4 Preferred Stock***"), Series Seed-5 Preferred Stock (the "***Series Seed-5 Preferred Stock***"), and Series Seed-6 Preferred Stock (the "***Series Seed-6 Preferred Stock***" and together with the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock, and the Series Seed-5 Preferred Stock, the "***Preferred Stock***") listed on Schedule A attached hereto (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "***Investors***"), and those certain stockholders of the Company listed on Schedule B attached hereto (together with any subsequent stockholders or any transferees who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "***Key Holders***", and together, collectively with the Investors, the "***Stockholders***").

RECITALS

WHEREAS, the Company and the Stockholders previously entered into that certain Voting Agreement dated on or around December 1, 2022 (the "***Previous Agreement***") in connection with the issuance and sale of shares of Preferred Stock to certain Stockholders pursuant to that certain Series Seed Preferred Stock Purchase Agreement dated on or around December 1, 2022.

WHEREAS, the Company and the Stockholders amended the Previous Agreement on or around April 4, 2023, to contemplate the issuance and sale of the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock, and to also subject new Stockholders to the provisions of the Previous Agreement.

WHEREAS, the Board of Directors of the Company (the "***Board***") has determined that it is in the best interests of the Company and its Stockholders to amend and restate the existing Amended and Restated Certificate of Incorporation (the "***Certificate***") in order to, among other things, increase the total authorized shares of Preferred Stock of the Company and to create a new series of Preferred Stock, Series Seed-6 Preferred Stock.

WHEREAS, in connection with the amendment and restatement of the Certificate, the Company intends to issue and sell shares of Series Seed-6 Preferred Stock under terms specified in a Series Seed Subscription Agreement and a Series Seed Preferred Stock Purchase Agreement.

WHEREAS, the Company and the Stockholders seek to amend and restate the Previous Agreement, as amended, to align with the intent of amending and restating the Certificate, and to contemplate the issue and sale of Series Seed-6 Preferred Stock under terms outlined in the Series Seed Subscription Agreement and Series Seed Preferred Stock Purchase Agreement.

WHEREAS, the Previous Agreement permits amendments by the Company, Key Holders holding at least a majority of the shares among them, and the Requisite Majority, and the undersigned parties collectively fulfill the necessary requirement for amending the Previous Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Previous Agreement is hereby amended and restated as follows:

AGREEMENT

1. Voting Provisions Regarding Board of Directors.

1.1. Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors or whatever such other number as designated by the Board. For purposes of this Agreement, the term "***Shares***" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of capital stock, including without limitation Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2. Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such stockholder, or over which such stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a) As the first Common Director, one individual designated from time to time by the holders of a majority of the then-outstanding shares of Common Stock held by the Stockholders, which individual shall initially be Prabhakar Mamidipudi; and

(b) As the second Common Director, one individual designated from time to time by the holders of a majority of the then-outstanding shares of Common Stock held by the Stockholders, which individual shall initially be Sarat Vemuri; and

(c) As the third Common Director, one individual who shall be the then-serving Chief Executive Officer as of the date of this Agreement, which individual shall be Sasi Kanth Vallem.

To the extent that any of clauses (a), (b) and (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company's Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "***Person***") shall be deemed an "***Affiliate***" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person.

1.3. Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, except as otherwise expressly indicated by such Persons or groups, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein.

1.4. Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.2(a), 1.2(b) or 1.2(c) of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.2 to designate that director, or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2(a), 1.2(b) or 1.2(c) shall be filled pursuant to the provisions of this Section 1; and

(c) upon the written request of any party entitled to designate a director as provided in Subsections 1.2(a), 1.2(b) or Subsection 1.2(c) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5. No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1. Definitions. A "***Sale of the Company***" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "***Stock Sale***"); or (b) a transaction that qualifies as a "***Deemed Liquidation Event***" as defined in the Restated Certificate.

3.2. Actions to be Taken. In the event that (i) the holders of a majority of the outstanding shares of Common Stock (the "***Requisite Majority***"); and (ii) the Board (collectively, (i)-(ii) are the "***Electing Holders***") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in

person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 4.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 4 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "***Securities Act***"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "***Stockholder Representative***") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to

assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3. Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "***Proposed Sale***"), unless the following is true with respect to Stockholder in its capacity as a stockholder of the Company:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of

stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; *provided, however,* that, notwithstanding the foregoing provisions of this Section 3.3(f), if the consideration to be paid in exchange for the Shares held by the Investor, as applicable, pursuant to this Section 3.3(f) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Shares held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Key Holder or Investor, as applicable; and

(g) subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Subsection 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4. Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1. Covenants of the Company. The Company agrees to use its commercially reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's commercial best efforts to cause the nomination, election and removal of the directors as provided in this Agreement.

4.2. Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including without limitation, election of persons as members of the Board in accordance with Section 1, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election or removal of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 3 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3. Specific Enforcement. Each party hereto acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4. Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

5.1. Definitions. For purposes of this Agreement:

(a) "***Company Covered Person***" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "***Disqualified Designee***" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "***Disqualification Event***" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "***Rule 506(d) Related Party***" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2. Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3. Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate; *provided* that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company;, and (c) termination of this Agreement in accordance with Subsection 7.3 below.

7. Miscellaneous.

7.1. Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares of Preferred Stock to become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and a Stockholder and thereafter such person shall be deemed a Key Holder and a Stockholder for all purposes under this Agreement.

7.2. Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Subsection 7.19.

7.3. Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding at least a majority of the Shares then held by the Key Holders; and (c) Requisite Majority. Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) Schedules A and B hereto may be amended by the Company from time to time to add additional parties in accordance with Subsection 7.1 hereof (or in connection with removal of a "Key Holder" or "Investor" which no longer holds capital stock of the Company) without the consent of the other parties hereto;

(c) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this Subsection 7.3 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 7.3 the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement. Notwithstanding anything in this Agreement, the Company may in its sole and absolute discretion, in connection with providing to any Investor, redact or omit the names and identities of any or all other Investors set forth in Schedule A. The Company may also amend this Agreement without consent of any other party to cure any ambiguity or to correct any clerical or typographical errors in this Agreement or supplement any provision herein which may be inconsistent with any other provision herein.

7.4. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail (no bounceback) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Schedule A or Schedule B hereto, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 7.4. If notice is given to the Company, it shall be sent to VVF AgTech, Inc., 1435 NW 144th DR, Okeechobee, FL 34972, Attention: Chief Executive Officer; and a copy (which shall not constitute notice) shall also be sent to TKN Tyson LLP, 600 Stewart Street, Suite 400, Seattle, WA 98101, Attn: Tony Nguyen.

7.5. Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "***DGCL***"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on the exhibits or schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

7.6. Entire Agreement. This Agreement and the agreements and documents referred to herein, together with all the Exhibits thereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

7.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

7.8. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.9. Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

7.10. Successors and Assigns. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by an Investors without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Notwithstanding the foregoing, the rights under this Agreement may be assigned (but only with all related obligations) by an Investor to a transferee of Preferred Stock that is an Affiliate of an Investor or if such Investor is a natural person, then such Investor's Immediate Family Member or trust for the benefit of an individual Investor or one or more of such Investor's Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Preferred Stock with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument in a form reasonably acceptable to the Company and delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Subject to the foregoing, and except as otherwise provided herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. For purposes of this Agreement, "***Immediate Family Member***" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

7.11. Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

7.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

7.13. Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

7.14. Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock

dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Subsection 7.19.

7.15. Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

7.16. Signatures. This Agreement may be executed and delivered by facsimile or any electronic signature, and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

7.17. Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agrees not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the State of Delaware, and (c) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof and thereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.18. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.19. Legend on Share Certificates. Each certificate representing any Shares issued after the date hereof shall be endorsed by the Company with a legend (in addition to any other legends required under applicable law or other agreements) reading substantially as follows:

THE SHARES EVIDENCED HEREBY ARE SUBJECT TO AN VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by this Subsection 7.19 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Subsection 7.19 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.20. Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.21. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.22. Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[*Remainder of This Page Is Intentionally Left Blank*]

IN WITNESS WHEREOF, the undersigned party has caused this Agreement to be executed to be effective of the date first written above.

COMPANY:

VVF AGTECH, INC.,
a Delaware corporation

By: *Founder Signature*

Name: Sasi Kanth Vallem

Title: Chief Executive Officer

IN WITNESS WHEREOF, the undersigned party has caused this Agreement to be executed to be effective of the date first written above.

REQUISITE MAJORITY:

Sasi Kanth Vallem

Signature: Founder Signature ________________________

KEY HOLDERS:

Sasi Kanth Vallem

Signature: Founder Signature ________________________

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

INVESTOR:

[ENTITY NAME]________________________
(Print Name of Investor)

By: Investor Signature________________
[Signature]

If entity or trust, please also complete the following:

Name: [INVESTOR NAME]________________

Title: [INVESTOR TITLE]________________

SCHEDULE A

List of Investors

Name, Address and E-Mail

SCHEDULE B

List of Key Holders

Name, Address and E-Mail

Sasi Kanth Vallem

Address: 1435 NW 144th DR, Okeechobee, FL 34972,

Email: sasikanth.vallem@vvfagtech.com

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (this "***Adoption Agreement***") is executed on ______________, by the undersigned (the "***Holder***") pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of ______________ (the "***Agreement***"), by and among VVF AgTech, Inc., a Delaware corporation (the "***Company***"), and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "***Stock***") or options, warrants or other rights to purchase such Stock (the "Options"), for one of the following reasons (Check the correct box):

☐ as a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ as a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ as a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ in accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Key Holder" and "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, Options, and/or any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ___________________________

By: _________________________________

Name: ____________________________

Title: ________________________________

ACCEPTED AND AGREED:

VVF AgTech, Inc.

By: _______________________________________

Name: _____________________________________

Title: ______________________________________

<u>EXHIBIT B</u>

RESTATED CERTIFICATE

VVF AGTECH, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

VVF AgTech, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is VVF AgTech, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on January 4, 2022.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> **RESOLVED**, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this date of [EFFECTIVE DATE]__________.

By: *Founder Signature*

Name: Sasi KanthVallem

Title: Chief Executive Officer

Exhibit A

VVF AGTECH, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is VVF AgTech, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the Corporation's registered office in the State of Delaware is 8 The Green, Suite A, City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is A Registered Agent, Inc.

ARTICLE III: PURPOSE.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), as the same exists or may hereafter be amended from time to time.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of stock that the Corporation shall have authority to issue is (i) **11,350,000** shares of Common Stock, $0.00001 par value per share ("***Common Stock***") and (ii) **6,470,620** shares of Preferred Stock, $0.00001 par value per share ("***Preferred Stock***").

The following is a statement of the designations and the rights, powers, privileges and preferences, and the qualifications, limitations or restrictions thereon, in respect of each class of capital stock of the Corporation. Unless otherwise indicated, references to "Sections" in this Article IV refer to sections of this Article IV.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except as otherwise required by law or expressly provided in this Second Amended and Restated Certificate of Incorporation (this "***Certificate of Incorporation***"), the holders of Common Stock shall vote together and not as separate series or classes. Except as otherwise required by law or expressly provided in this Certificate of Incorporation, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of

capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate vote of the holders of Common Stock.

2.1 Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to designate and elect three (3) directors of the Corporation, one of whom shall be the then-serving Chief Executive Officer. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 2.1, then any directorship not so filled shall remain vacant until such time as the holders of Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 2.1, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 2.1.

B. PREFERRED STOCK

1,666,670 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock***", **1,578,950** shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***", **1,500,000** shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock***", **625,000** shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-4 Preferred Stock***", **500,000** shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-5 Preferred Stock***", and **600,000** shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-6 Preferred Stock***" each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of Part B of this Article IV. References to "***Preferred Stock***" mean the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall receive, on a *pari passu* basis with the Common Stock, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for

determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "***Original Issue Price***" shall mean, (i) with respect to the Series Seed-1 Preferred Stock, **$0.90** per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, (ii) with respect to the Series Seed-2 Preferred Stock, **$0.95** per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, (iii) with respect to the Series Seed-3 Preferred Stock, **$1.00** per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, (iv) with respect to the Series Seed-4 Preferred Stock, **$1.20** per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, (v) with respect to the Series Seed-5 Preferred Stock, **$1.50** per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, and (vi) with respect to the Series Seed-6 Preferred Stock, **$2.00** per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding and on a *pari passu* basis shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of: (a) the applicable Original Issue Price (as adjusted for stock splits, stock dividends, recapitalizations, etc.) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably on a *pari passu* basis in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a separate class on an as-converted basis, which such majority must include the majority of the holders of the Preferred Stock (the "***Requisite Holders***"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which: (i) the Corporation is a constituent party, or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock or securities convertible into or exercisable or exchangeable for shares of the Corporation's capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of: (1) the surviving or resulting party, or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or any other transaction in which the stockholders of the Corporation do not own a majority of the outstanding shares of the surviving corporation, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

2.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 2.3.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders

entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws.

3.2 Preferred Stock Protective Provisions. For so long as any shares of the Corporation's Preferred Stock originally issued remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the Requisite Holders shall be necessary for effecting or validating any corporate action that adversely and disproportionately discriminates against the Preferred Stock (whether consummated by amendment, merger, consolidation, recapitalization, reclassification or otherwise) without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) together as a separate class on an as converted to Common Stock basis, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect. For avoidance of doubt, authorizing a new series of preferred stock having rights senior to or on parity with the Preferred Stock or otherwise authorizing a financing transaction shall not, by itself, be deemed to discriminate against the Preferred Stock adversely and disproportionately.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into shares of Common Stock at a conversion price of 1:1 (the "***Conversion Price***") (subject to additional adjustments for stock splits, stock dividends, and the like) at any time at the option of the holder of the Preferred Stock with no anti-dilution adjustments.

4.1.2 Termination of Conversion Rights. Subject to Section 4.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock; *provided that* the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 **<u>Notice of Conversion</u>.** In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time: (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in <u>Section 4.2</u> in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (c) pay all declared but unpaid dividends on the shares of converted Preferred Stock.

4.3.2 **<u>Reservation of Shares</u>.** The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 **<u>Effect of Conversion</u>.** All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in <u>Section 4.2</u> and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.3.4 **No Further Adjustment.** Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

4.4 **Adjustment for Stock Splits and Combinations.** If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing: (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions, and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.6 **Adjustments for Other Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the

provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 4.4, 4.5, 4.6 or 4.8 or by Section 2.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.8 Adjustment for Merger or Reorganization, Etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth: (a) the Conversion Price of such series of Preferred Stock then in effect, and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10 Mandatory Conversion. Upon either: (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective

registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a separate class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"): (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with Section 4; and (ii) such shares may not be reissued by the Corporation.

4.11 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 4.10. Unless otherwise provided in this Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender such holder's certificate or certificates for all such shares, which may be an electronic stock certificate (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in a form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 4.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates, which may be an electronic stock certificate or certificates, for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

6. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders, and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, privileges and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series

of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

7. **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security,

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event, or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be: (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: FORUM.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there

is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VI (including, without limitation, each portion of any sentence of this Article VI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE VII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws. Each director shall be entitled to one (1) vote as a director on each matter presented to the Board at each meeting or each action by written consent of the Board.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification, or (b) increase the liability of

any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE IX: EXCLUDED OPPORTUNITY.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article IX will only be prospective and will not affect the rights under this Article IX in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article IX.

[End of Exhibit A]

<u>EXHIBIT C</u>

OFFERING MEMORANDUM

OFFERING MEMORANDUM

REGULATION CROWDFUNDING OFFERING

OF

SERIES SEED PREFERRED STOCK

OF

VVF AGTECH, INC.

Last Updated: December 15, 2023

Minimum Investment Amount:	$**1,000, unless otherwise waived by the Company**
Minimum Target Offering Amount:	**At least $100,000**
Maximum Target Offering Amount:	**Up to $1,200,000**
Aggregate Offering Amount:	**Up to** $**1,200,000**
Pre-Money Valuation:	**$18,327,958**
Standard Per Share Offering Price:	**$2.00 per Share**

This offering memorandum (this "***Memorandum***") relates to an offering (the "***Offering***") by VVF AgTech, Inc., a Delaware corporation (the "***Company***" or "***we***" or "***us***") of its Series Seed-6 Preferred Stock (the "***Shares***"). The Offering will be conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder (collectively, an as amended, the "***Crowdfunding Laws***"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "***SEC***") and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***"). The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com. The Company shall use proceeds from the Offering for general corporate purposes. For a more detailed summary, please see the "**Summary of Proposed Terms For Preferred Stock Financing**" section below.

AN INVESTMENT IN THE SHARES SOLD IN THE OFFERING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. FURTHERMORE, AN INVESTMENT IN THE OFFERING SHOULD BE CONSIDERED AN INVESTMENT IN THE BUSINESS OF THE COMPANY, WHICH IS AN EARLY-STAGE COMPANY IN WHICH THE BUSINESS MODEL IS UNPROVEN. YOU MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF YOUR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND BE ABLE TO WITHSTAND A TOTAL LOSS OF YOUR INVESTMENT. PLEASE CAREFULLY REVIEW THE "NON-EXHAUSTIVE RISK FACTORS" SECTION OF THIS MEMORANDUM.

Except for the filing of the Form C to initiate the Offering, the Shares have not otherwise been registered, approved or disapproved by the Securities and Exchange Commission or the securities regulatory agency of any state or foreign jurisdiction, nor has any such agency determined if this Memorandum is accurate or complete. Any representation to the contrary is a criminal offense.

This Memorandum is furnished for the purpose of providing certain information about an investment in the Company. This Memorandum is to be used solely in connection with the consideration of the purchase of the Shares described herein. Except for accessing this Memorandum through the Portal, the information contained herein may not be reproduced, transmitted or used in whole or in part for any other purpose, nor may it be disclosed

without the prior written consent of the Company. We are offering to sell, and seeking offers to buy, the Shares only in jurisdictions where offers and sales are permitted. Except as otherwise indicated, the information contained in this Memorandum shall speak only as of the date of this Memorandum, regardless of the time of delivery of this Memorandum or of any sale of our Shares. By accepting this Memorandum, you agree that in the event you elect not to purchase any of the Shares, you shall promptly return this Memorandum and any other information provided by us back to the Company and destroy any electronic copies. You should rely only on the information contained in this Memorandum.

Prospective investors wishing to reach the Company may contact Sasi Kanth Vallem at sasikanth.vallem@vvfagtech.com.

IMPORTANT NOTICES TO INVESTORS
(REVIEW CAREFULLY)

Regulation Crowdfunding. THIS MEMORANDUM IS MADE TO DESCRIBE THE OFFERING OF THE SHARES IN RELIANCE ON THE CROWDFUNDING LAWS. THIS MEMORANDUM IS NOT, AND UNDER NO CIRCUMSTANCES IS TO BE CONSTRUED AS, A PROSPECTUS OR ADVERTISEMENT FOR A PUBLIC OFFERING OF THE SECURITIES REFERRED TO HEREIN AS CONTEMPLATED UNDER SECTION 4(A)(2) OF THE SECURITIES ACT. THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE OR JURISDICTION.

Shares Not Registered. The Shares have not been registered under the Securities Act, or the securities laws of any state or any other jurisdiction, nor is such registration contemplated. The Shares will be offered and sold in accordance with the exemption provided by the Crowdfunding Laws.

Substantial Restrictions on Transfer of Shares. The Shares may not be transferred in the absence of an effective registration statement under the Securities Act and any applicable state securities laws or except in compliance with the Crowdfunding Laws and applicable state blue sky law restrictions. No transfer of the Shares will be made on the books of the Company unless accompanied by evidence of compliance with the terms of such agreement.

Limited Resale Market. There is a limited resale market for the Shares. The Shares are subject to restrictions on transferability and resale and may not be resold or transferred except as permitted under the Definitive Documents (as defined below) to be negotiated and executed by the Company and participating investors and unless the Shares are registered under the Securities Act or an exemption from registration thereunder and under any other applicable securities law (such as in compliance with the Crowdfunding Laws). Even if the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the investor understands that such investor must bear the economic risks of the investment in the Shares for an indefinite period of time.

Investor Representations. All investors in the Offering will be required to make representations with respect to their authority to make such investments and to represent, among other things, that the investors are familiar with and understand the terms, conditions and risks of the Offering. Additionally, investors will be required to represent that they will not invest more than the maximum amount authorized under the Securities Act and other applicable laws.

Speculative Investment and High Risk. Investment in the Company is highly speculative and involves a high degree of risk. Investors in the Company must be prepared to bear such risks for an indefinite period. No assurance can be given that the Company's objective will be achieved or that investors will receive a return of their capital.

Attention to Risk Factors. Potential investors should pay particular attention to the information in the "**Non-Exhaustive Risk Factors**" in this Memorandum, attached as Exhibit B hereto. Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

Reliance on Own Diligence. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering (as presented in this Memorandum and the documents and information uploaded or provided by the Company on its Portal profile), including the merits and risks involved. Investors should also consider their risk tolerance, financial situation, ability to bear total loss, investment objectives and other relevant factors prior to investing. Prospective investors should not construe the contents of this Memorandum as legal, tax, investment or accounting advice. Prospective investors are urged to consult with their own advisors with respect to the legal, tax, regulatory, financial and accounting consequences of their investment in the Company.

Definitive Documents. The rights, preferences, privileges and restrictions arising out of an investment in the Company, the rights and responsibilities of the Company and each investor purchasing Shares, and the terms and conditions of the Offering are governed by, among other things, the Second Amended and Restated Certificate of

Incorporation of the Company (the "***Restated Certificate***"), the Amended and Restated Voting Agreement by and among each investor and the Company (the "***Restated Voting Agreement***"), the Series Seed Preferred Stock Subscription Agreement by and among each investor and the Company (the "***Purchase Agreement***" and together with the Restated Certificate, the Restated Voting Agreement, the "***Definitive Documents***"). The description of any of such matters in the text of this Memorandum is subject to and qualified in its entirety by reference to the Definitive Documents. Reference is made to the Definitive Documents for information concerning the rights and obligations of the parties thereto (which Definitive Documents shall control if the descriptions or terms in this Memorandum are inconsistent with or contrary to the descriptions or terms of such agreements or documents). Subject to the terms of the Definitive Documents, the Company reserves the right to modify any of the terms of the Offering and the Shares described herein at any time, and the subscription thereof in whole or in part. Shares are offered subject to the Company's ability to modify, amend, and/or withdraw all or a portion of the Offering and/or to accept or reject in whole or in part any prospective investment in the Shares or to allot to any such prospective investor less than the amount of the Shares such investor desires to purchase. The Company shall have no liability whatsoever to any investor in the event that any of the foregoing shall occur.

Accuracy of Sources. The information contained in this Memorandum may be compiled from sources believed to be reliable as of the date of this Memorandum and no representations are made as to the accuracy or completeness thereof and none of the Company or any of its affiliates or respective officers, board members, stockholders, employees, or agents assume responsibility for such information.

No Duty to Update. The Company and its respective officers, board members, stockholders, employees or affiliates are not under any obligation to update this Memorandum. Under no circumstances should the delivery of this Memorandum imply that the information contained herein is correct as of any time after the date of this Memorandum or that there has been no change in such information or the affairs or prospects of the Company since such date. This Memorandum supersedes all prior versions. From and after the date of this Memorandum, prior versions of the disclosures contained within this Memorandum may not be relied upon. Information contained in this Memorandum is subject to modification, supplementation and amendment, at the Company's sole discretion.

No Government Review or Independent Verification. Each investor should make its own decision as to whether the Offering meets such investor's investment objectives and risk tolerance level. Except for filing of the Form C to permit the Offering, no federal or state securities commission has approved, disapproved, endorsed or recommended the Offering or has reviewed this Memorandum. The issuer is relying on an exemption from registration or qualification. No independent person has confirmed the accuracy or truthfulness of this Memorandum, nor whether it is complete.

Correspondences with Representatives. Each prospective investor is invited to meet with representatives of the Company and to discuss with, ask questions of and receive answers from such representatives concerning the terms and conditions of the Offering and to obtain any additional information necessary to verify the information contained herein, to the extent that such representatives possess such information or can acquire it without unreasonable effort or expense.

Authorization of Information. No person or entity has been authorized in connection with the Offering to give any information or make any representations other than as contained in this Memorandum, and any representation or information not contained herein must not be relied on as having been authorized by the Company or any of its affiliates.

Special Note Regarding Forward-Looking Statements. All statements contained in this Memorandum, other than historical information, should be considered forward-looking statements (the "***Forward-Looking Statements***") that are subject to risks, uncertainties or assumptions as set forth herein. Such Forward-Looking Statements include statements concerning the future of the industry, product development, business strategy (including the possibility of future acquisitions and investments), projections of results of operations or of financial condition and dependence on key employees. These statements can be identified by the use of forward-looking terminology such as "anticipate", "continue", "estimate", "expect", "intends", "may", "will", or other similar words.

When considering Forward-Looking Statements, investors should keep in mind the risk factors and other cautionary statements in this Memorandum. Forward-Looking Statements have been prepared based upon information available

at the time of such statements. Forward-Looking Statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them considering new information or future events. Undue reliance should not be placed on such Forward-Looking Statements. The "Non-Exhaustive Risk Factors" and other factors noted throughout this Memorandum could cause our actual results to differ significantly from those contained in any Forward-Looking Statements. Forward-Looking Statements are not guarantees of performance.

Past Performance Not Indicative of Future Results. In considering the prior performance of the Company (or its affiliates), prospective investors should bear in mind that past or projected performance is not necessarily indicative of future results, and there can be no assurance that the Company will achieve comparable results or that the Company will be able to or achieve its objectives. The market, financial and other forward-looking information presented in this Memorandum represents the subjective views of the management of the Company. There can be no assurance that the management's views are accurate or that management's estimates will be realized, and nothing contained herein is or should be relied on as a promise as to the future performance or condition of the Company. Overall, prospective investors must not rely upon any matters described in this Memorandum that are not wholly within the control of the Company. Even regarding matters wholly within the control of the Company, the activities undertaken by the Company may differ from those described in this Memorandum due to unexpected external conditions or otherwise. This Memorandum does not subject the Company to binding obligations. Only those obligations expressly set forth in the Definitive Documents executed by the Company shall be binding upon the Company.

Duty to Comply with Law. It is the responsibility of any investor wishing to subscribe for the Shares to make themselves aware of and to observe all applicable laws and regulations of any relevant jurisdictions. Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their citizenship, residence, domicile and place of business with respect to the acquisition, holding or disposal of Interests and any foreign exchange restrictions that may be relevant thereto.

Personal Distribution. This Memorandum is personal to the offeree to whom it is present and has been prepared solely for use in connection with the offering of the Shares described herein and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the Shares.

Non-U.S. Residents. For Non-U.S. Residents: No action has been or will be taken in any jurisdiction outside of the United States of America that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issuance of the Shares, in any country or jurisdiction where action for that purpose is required. It is the responsibility of any investor wishing to purchase any of the Interests to satisfy himself, herself or itself as to the full observance of the laws or regulations of any relevant territory outside the United States of America in connection with any such purchase, including obtaining any required governmental or other consents or observing any other applicable formalities.

Headings for Reference Only. The headings of sections and paragraphs in this Memorandum are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Memorandum.

[*End of Important Notices to Investors*]

SPECIFIC JURISDICTIONAL NOTICES TO RESIDENTS

FOR RESIDENTS OF ALL STATES

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. EXCEPT FOR FILING OF THE FORM C, THESE SHARES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT.

THESE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (INCLUDING THE REGULATOIN CROWDFUNDING LAWS), AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR NON-UNITED STATES RESIDENTS

IT IS THE RESPONSIBILITY OF ALL NON-UNITED STATES RESIDENTS TO INVESTIGATE THE APPLICABLE LAWS AND REQUIREMENTS OF YOUR INDIVIDUAL STATE OF RESIDENCE TO DETERMINE THE SUITABILITY OF THE SHARES BEING OFFERED HEREUNDER WITH RESPECT TO YOUR POTENTIAL INVESTMENT.

FOR RESIDENTS OF THE EUROPEAN ECONOMIC AREA

IN RELATION TO EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A "RELEVANT MEMBER STATE") AN OFFER TO THE PUBLIC OF THE SHARES MAY NOT BE MADE IN THAT RELEVANT MEMBER STATE, EXCEPT THAT AN OFFER TO THE PUBLIC IN THAT RELEVANT MEMBER STATE OF ANY SHARES MAY BE MADE AT ANY TIME UNDER THE FOLLOWING EXEMPTIONS UNDER THE PROSPECTUS DIRECTIVE, IF IT HAS BEEN IMPLEMENTED IN THAT RELEVANT MEMBER STATE:

(A) TO LEGAL ENTITIES WHICH ARE AUTHORISED OR REGULATED TO OPERATE IN THE FINANCIAL MARKETS OR, IF NOT SO AUTHORISED OR REGULATED, WHOSE CORPORATE PURPOSE IS SOLELY TO INVEST IN SECURITIES;

(B) TO ANY LEGAL ENTITY WHICH HAS TWO OR MORE OF (1) AN AVERAGE OF AT LEAST 250 EMPLOYEES DURING THE LAST FINANCIAL YEAR; (2) A TOTAL BALANCE SHEET OF MORE THAN €43,000,000 AND (3) AN ANNUAL NET TURNOVER OF MORE THAN €50,000,000, AS SHOWN IN ITS LAST ANNUAL OR CONSOLIDATED ACCOUNTS;

(C) BY THE PLACING AGENT TO FEWER THAN 100 NATURAL OR LEGAL PERSONS (OTHER THAN QUALIFIED INVESTORS AS DEFINED IN THE PROSPECTUS DIRECTIVE); OR

(D) IN ANY OTHER CIRCUMSTANCES FALLING WITHIN ARTICLE 3(2) OF THE PROSPECTUS DIRECTIVE, PROVIDED THAT NO SUCH OFFER OF SHARES SHALL RESULT IN A REQUIREMENT FOR THE PUBLICATION BY THE COMPANY OR THE PLACING AGENT OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

FOR THE PURPOSES OF THIS PROVISION, THE EXPRESSION AN "OFFER TO THE PUBLIC" IN RELATION TO ANY SHARES IN ANY RELEVANT MEMBER STATE MEANS THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE

TERMS OF THE OFFER AND ANY SHARES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE ANY SHARES, AS THE SAME MAY BE VARIED IN THAT MEMBER STATE BY ANY MEASURE IMPLEMENTING THE PROSPECTUS DIRECTIVE IN THAT MEMBER STATE AND THE EXPRESSION "PROSPECTUS DIRECTIVE" MEANS DIRECTIVE 2003/71/EC AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN EACH RELEVANT MEMBER STATE. NEITHER THE COMPANY NOR THE PLACING AGENT HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF SHARES THROUGH ANY FINANCIAL INTERMEDIARY ON THEIR BEHALF, OTHER THAN OFFERS MADE BY THE PLACING AGENT WITH A VIEW TO THE PLACING OF SHARES AS CONTEMPLATED IN THIS OFFERING MEMORANDUM.

BUYER REPRESENTATIONS. EACH PERSON IN A RELEVANT MEMBER STATE WHO RECEIVES ANY COMMUNICATION IN RESPECT OF, OR WHO ACQUIRES ANY SHARES UNDER THE PLACING, WILL BE DEEMED TO HAVE REPRESENTED, WARRANTED AND AGREED TO AND WITH THE COMPANY AND THE PLACING AGENT THAT:

(A) IT IS A QUALIFIED INVESTOR WITHIN THE MEANING OF THE LAW IN THAT RELEVANT MEMBER STATE IMPLEMENTING ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE OR IT IS ITSELF ACQUIRING SHARES FOR A TOTAL CONSIDERATION OF NOT LESS THAN €**50,000**; AND

(B) IN THE CASE OF ANY SHARES ACQUIRED BY IT AS A FINANCIAL INTERMEDIARY, AS THAT TERM IS USED IN ARTICLE 3(2) OF THE PROSPECTUS DIRECTIVE, (I) THE SHARES ACQUIRED BY IT HAVE NOT BEEN ACQUIRED ON BEHALF OF, NOR HAVE THEY BEEN ACQUIRED WITH A VIEW TO THEIR OFFER OR RESALE TO, PERSONS IN ANY RELEVANT MEMBER STATE OTHER THAN QUALIFIED INVESTORS, AS THAT TERM IS DEFINED IN THE PROSPECTUS DIRECTIVE, OR IN CIRCUMSTANCES IN WHICH THE PRIOR CONSENT OF THE PLACING AGENT HAS BEEN GIVEN TO THE OFFER OR RESALE; OR (II) WHERE SHARES HAVE BEEN ACQUIRED BY IT ON BEHALF OF PERSONS IN A RELEVANT MEMBER STATE OTHER THAN QUALIFIED INVESTORS, THE OFFER OF THOSE SHARES TO IT IS NOT TREATED UNDER THE PROSPECTUS DIRECTIVE AS HAVING BEEN MADE TO SUCH PERSONS.

FOR RESIDENTS OF THE UNITED KINGDOM

THIS OFFERING MEMORANDUM IS DIRECTED ONLY AT PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 ("FPO"), AS AMENDED, WHO ARE HIGH NET WORTH ENTITIES FALLING WITHIN ARTICLE 49 OF THE FPO OR OTHER PERSONS TO WHOM THE OFFERING MEMORANDUM MAY LAWFULLY BE MADE AVAILABLE (EACH, A "RELEVANT PERSON") AND MUST NOT BE ACTED ON OR RELIED ON BY ANY PERSON WHO IS NOT A RELEVANT PERSON. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS OFFERING MEMORANDUM RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS, WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS AND MUST ONLY OCCUR IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF FINANCIAL SERVICES AND MARKETS ACT 2000 DOES NOT APPLY TO THE COMPANY. THIS OFFERING MEMORANDUM IS NOT AVAILABLE FOR GENERAL DISTRIBUTION AND ANY PERSON WHO HAS RECEIVED IT OTHER THAN FROM THE PLACING AGENT SHOULD RETURN IT TO THE PLACING AGENT IMMEDIATELY AND SHOULD NOT RELY ON OR ACT UPON ITS CONTENTS. THE COMPANY MAY BECOME A "COLLECTIVE INVESTMENT SCHEME" AS DEFINED IN THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED, IF THERE IS ANY REDEMPTION OR REPURCHASE OF SHARES BY THE COMPANY.

PATRIOT ACT RIDER

THE INVESTOR HEREBY REPRESENTS AND WARRANTS THAT THE INVESTOR IS NOT, NOR IS IT ACTING AS AN AGENT, REPRESENTATIVE, INTERMEDIARY OR NOMINEE FOR A

PERSON IDENTIFIED ON THE LIST OF BLOCKED PERSONS MAINTAINED BY THE OFFICE OF FOREIGN ASSETS CONTROL, U.S. DEPARTMENT OF TREASURY. IN ADDITION, THE INVESTOR HAS COMPLIED WITH ALL APPLICABLE U.S. LAWS, REGULATIONS, DIRECTIVES AND EXECUTIVE ORDERS RELATING TO ANTI-MONEY LAUNDERING, INCLUDING BUT NOT LIMITED TO THE FOLLOWING LAWS: (1) THE UNITING AND STRENGTHENING AMERICA BY PROVIDING APPROPRIATE TOOLS TO INTERCEPT AND OBSTRUCT TERRORISM ACT OF 200, PUBLIC LAW 107-56; AND (2) EXECUTIVE ORDER 13224 (BLOCKING PROPERTY AND PROHIBITING TRANSACTIONS WITH PERSONS WHO COMMIT, THREATEN TO COMMIT OR SUPPORT TERRORISM) OF SEPTEMBER 23, 2001.

[*End of Specific Jurisdictional Notices to Residents*]

EXECUTIVE SUMMARY

The following summary is qualified in its entirety by the more detailed information and definitive documents thereto appearing elsewhere in this Memorandum. This memorandum contains, in addition to historical information, forward-looking statements that involve risks and uncertainties, and the shares offered hereby involve a high degree of risk. Our actual results or experiences could differ significantly from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the "Non-Exhaustive Risk Factors" section of this Memorandum, as well as those discussed elsewhere in this Memorandum. You should carefully consider the information set forth under the heading " Non-Exhaustive Risk Factors" before investing in our shares. Unless the context otherwise requires, "we", "our", "us" or "Company" refers to VVF AgTech, Inc..

VVF AGTECH, INC.

Overview

The Company was formed as VVF AgTech, Inc. on January 4, 2022 as a Delaware C-corporation. The Company currently has the following subsidiaries:

Subsidiary	State of Formation	Ownership	Purpose
VVF Prodops LLC	Florida	100%	Management and leasing
VVF Kalpavruksham LLC	Florida	100%	Owns 34.65 acres of farmlands in Okeechobee, FL
VVF Kalpavruksham Ops LLC	Florida	100%	Management and leasing
VVF Okee90 Farms LLC	Florida	100%	Owns 90 acres of farmlands in Okeechobee, FL
VVF Okee73 Farms LLC	Florida	100%[1]	Owns 73 acres of farmlands in Okeechobee, FL
VVF Atlanta Farms LLC	Georgia	100%	Owns 15 acres of farmlands in Cummings, GA
VVF LW30 Farms LLC	Florida	100%[2]	Owns 30 acres of farmlands in Lake Wales, FL
VVF ReGP LLC	Delaware	100%	Performs management functions and collects fees for its management of various entities.

Our Business

The mission statement of the Company is to bring passionate people together to run profitable farming businesses while also connecting back to farming roots and addressing the global hunger crisis by supporting farming communities.

The Company's business is to own, lease and operate agricultural farmlands, provide farm management services for a fee and offer other farm-related services. The Company plans to grow various crops on the farmland (for example, sitaphal, mango, sapota, guava, bamboo, lychee) and then, once crops are harvested, sell, and

[1] The Company is in the process of selling a portion of equity ownership in VVF Okee73 Farms LLC to certain accredited investors. After such transaction, the Company will retain only a minority stake in VVF Okee73 Farms LLC.

[2] The Company is in the process of selling a portion of equity ownership in VVF LW30 Farms LLC to certain investors. After such transaction, the Company will retain only a minority stake in VVF LW30 Farms LLC.

distribute them in retail stores across the country. The Company currently conducts is operations mostly in Florida and Georgia and intends to expand its operations to other states, especially across the Southeastern United States.

In addition to its own farming operations, the Company has a community development and managed farming model. Under this model, the Company purchases large tracts of farmlands and subdivides them to sell to third parties who wish to own and operate their own farming business. The Company would offer these third parties "managed farming services" where the Company or its affiliates would handle all aspects of operating a farm in exchange for service fees.

From time to time, the Company may also sell equity interests or fractional ownership in existing subsidiaries and/or farmlands to permit certain investors to invest directly in select agricultural opportunities. In such cases, the Company, through one or more of its subsidiaries, may perform management functions for such opportunities and collect management and other fees for its services.

Finally, the Company derives value from its ownership and investment in agricultural lands, which the Company expects to appreciate over time. The Company plans to eventually expand into eco-tourism industry by offering farm experiences and farm-based community living.

For more information about the Company and its proposed business, please see the Pitch Deck and accompanying business information provided or uploaded to the Company's profile on the Portal. The Company's website is: https://www.vvfagtech.com.

The Offering

Terms of the Offering. The Company intends to raise up an aggregate of $1,200,000 through the sale of tits Series Seed-6 Preferred Stock (the "***Shares***") to investors (the "***Financing***"). To this effect, the Company has already amended and restated its existing Amended and Restated Certificate of Incorporation to create the Shares to accommodate the $1.2m round. The Shares in this Financing will be issued and sold pursuant to the Crowdfunding Laws.

An outline of the proposed terms of the Financing is included in this Memorandum. See "**Summary of Proposed Terms For Preferred Stock Financing**" and "**Plan of Distribution**".

Minimum Investment. The Company will accept only investments of $1,000 or more.

Use of Proceeds. As disclosed above, approximately 7.5% of the aggregate proceeds raised in the Offering will be paid to the Portal as a commission. The Company intends to use the proceeds for land acquisition, property operations, and general corporate and working capital expenses, including equipment and machinery, employee payroll, executive compensation, marketing and networking expenses. Remaining proceeds, if any, from the Offering will be used by the Company to pay off some of its outstanding promissory notes owed to various investors and other liabilities.

Closing. The Company will conduct the Offering through the Portal on a first come, first serve basis to investors until the earlier of: (i) Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***"); and (ii) the Aggregate Offering Amount is reached. The closing of the sale and purchase of the Shares (the "***Closing***") will take place through the Portal within the number of days after the Offering Deadline, as established by the Portal. The Closing is conditioned upon satisfaction of certain closing conditions as set forth in the Series Seed Preferred Stock Subscription Agreement, including the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount

Termination of the Offering; Other Offerings. The Company may terminate the Offering at any time. During and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering. For example, the Company will be concurrently conducting a Rule 506(b) Regulation D offering of certain of its Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock.

Ownership

The Company currently has **11,350,000** shares of Common Stock, $0.00001 par value per share ("***Common Stock***") authorized, of which 4,000,000 shares have been issued to its founder, Sasi Kanth Vallem.

The Company currently has **6,470,620** shares of Preferred Stock, $0.00001 par value per share ("***Preferred Stock***") authorized, of which **1,666,670** shares have been authorized and designated as Series Seed-1 Preferred Stock, **1,578,950** shares have been authorized and designated as Series Seed-2 Preferred Stock, **1,500,000** shares have been authorized and designated as Series Seed-3 Preferred Stock**, 625,000** shares have been authorized and designated as Series Seed-4 Preferred Stock, **500,000** shares have been authorized and designated as Series Seed-5 Preferred Stock, and **600,000** shares have been authorized and designated as Series Seed-6 Preferred Stock.

For more details of existing capitalization, please see "**Capitalization**" section below.

Management

For more details, please see "**Management**" section below.

Liabilities

The Company has outstanding liabilities of approximately $1,290,000 in promissory notes owed to various investors and $1,200,000 in seller financed loans owed for real estate purchases. The Company intends to use a portion of the proceeds from the Offering to pay some of these liabilities. For more information on the Company's financial position, please review the Company's select reviewed financial statements as uploaded to the Portal.

[*End of Executive Summary*]

SUMMARY OF PROPOSED TERMS FOR PREFERRED STOCK FINANCING

(Regulation Crowdfunding)

This Summary of Proposed Terms For Preferred Stock Financing summarizes principal terms for a proposed preferred stock financing of VVF AgTech, Inc., a Delaware corporation (the "***Company***") pursuant to the Crowdfunding Laws. This summary of proposed terms for the preferred stock financing (this "***Term Sheet***") does not otherwise constitute a legally binding obligation. Any other legally binding obligations will only be made pursuant to definitive agreements to be negotiated and executed by the Company and participating investors (each, an "***Investor***", together the "***Investors***").

General Offering Terms:

Company:	The Company was formed on January 4, 2022. The Company's current business is to invest in land and operate agricultural business.
Aggregate Amount of Financing	The Company intends to raise an aggregate amount of up to **$1,200,000** through sale of its Series Seed Preferred Stock (the "***Offering***").
Minimum Target Offering Amount:	**U.S. $100,000**
Maximum Target Offering Amount:	**U.S. $1,200,000**
Type of Securities Sold:	Series Seed-6 Preferred Stock of the Company, par value $0.00001 (the "***Preferred Stock***").
Minimum Investment Amount:	**U.S. $1,000**
Price Per Share; Valuation:	The Preferred Stock purchase price shall be calculated on a fully diluted pre-money valuation of the Company of $**18,327,958**. As calculated, the standard purchase price for Preferred Stock is **U.S. $2.00 per share** (the "***Standard Price***").
Investor Ownership:	The current capitalization of the Company is attached hereto as Exhibit A-1. The pro forma capitalization of the Company (assuming full raise of the Aggregate Amount of Financing) is attached as Exhibit A-2.
Closing:	See above "Executive Summary" for Closing mechanics.

Preferred Stock Terms:

Dividend:	Dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu and as-converted basis according to the number of shares of Common Stock held by such holders, if and when declared by the Board.
Liquidation Preference:	In the event of any liquidation, winding up or Deemed Liquidation (defined below), the holders of the Preferred Stock (on a pari passu basis with each other) shall be entitled to receive prior and in preference to the holders of Common Stock an amount (the "***Liquidation Preference***") equal to the greater of (1) the applicable original issue price per share (i.e., the original purchase price) for that series of Preferred Stock (the "***Original Issue Price***") (as adjusted for stock splits, stock dividends, recapitalizations, etc.), plus any declared but unpaid dividends on those shares, or (2) the amount they would be entitled to

	receive had such holder of the Preferred Stock converted such shares into Common Stock prior to closing of such Deemed Liquidation Event. After the payment of the Liquidation Preference to the holders of Preferred Stock, the remaining assets shall be distributed ratably to the holders of Common Stock. In the event of a Deemed Liquidation Event, any consideration placed into escrow shall be allocated among the holders of capital stock of the Company pro rata based on amount such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder). "***Deemed Liquidation***" means a merger, acquisition, sale of voting control, reorganization, sale (or other disposition) of substantially all of the assets or all of the intellectual property of the Company, or other transaction in which thestockholders of the Company do not own a majority of the outstanding shares of the surviving corporation or similar transaction will be treated as a liquidation.
Optional and Mandatory Conversion:	The holders of Preferred Stock shall have the right to convert the Preferred Stock, at any time, into shares of Common Stock at a conversion price of 1:1 (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. There shall be no anti-dilution adjustments. The Preferred Stock shall automatically convert into Common Stock at the then applicable conversion price (i) in the event that the majority of the outstanding Preferred Stock, voting together on an as-converted basis, which majority must include the majority of the holders of the Preferred Stock (the "***Requisite Holders***") consent to that conversion or (ii) on closing a firmly underwritten public offering of shares of Common Stock of the Company pursuant to a registration statement under the Securities Act of 1933.
Protective Provisions:	For so long as any shares of the Company's Preferred Stock originally issued remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the Requisite Holders shall be necessary for effecting or validating the following actions (whether consummated by merger, amendment, recapitalization, consolidation or otherwise) to take any Company action that adversely and disproportionately discriminates against the Preferred Stock. For avoidance of doubt, authorizing a new series of preferred stock having rights senior to or on parity with the Preferred Stock or otherwise authorizing a financing transaction shall not be deemed to require the written consent of the Requisite Holder.
Board of Directors:	The Board shall consist of five members. Holders of Common Stock as a separate class shall have the right to elect three members of the Board, one of whom shall be the then-serving CEO. The Company will provide D&O insurance coverage in an amount and form acceptable to the Board.
Right of First Refusal and Market Standoff:	Any proposed transfers of the Preferred Stock shall be subject to a customary right of first refusal in favor of the Company (subject to certain permitted transfers). The Preferred Stock shall be subject to customary market standoff provisions in connection with an initial public offering of the Company's securities.
Amended and Restated Voting Agreement:	As a condition to investing in the Offering, each Investor shall execute an Amended and Restated Voting Agreement (the "***Restated Voting Agreement***") the form of which is attached as an exhibit to the Purchase Agreement (defined below) and uploaded to the Portal, whereby such Investor agrees to vote all of Investor's securities in the Company as follows: (i) set the size of the Board of Directors of the Company (the "***Board***") to five directors or such other number as designated by the Board; (ii) elect three individual(s) designated by the holders of Common Stock to serve as director(s) on the Board, one of whom shall be the then-serving CEO.

Second Amended and Restated Certificate of Incorporation:	In connection with the Financing, the Company has filed an Second Amended and Restated Certificate of Incorporation (the "***Amended and Restated Certificate***"), the filed copy of which is attached as an exhibit to the Purchase Agreement (defined below) and uploaded to the Portal, to, among other things, authorize the creation of the Series Seed-6 Preferred Stock and establish the rights and preferences thereof.
Series Seed Subscription Agreement:	As a condition to investing in the Offering, each Investor shall execute a Series Seed Subscription Agreement (as amended, the "***Purchase Agreement***"), which will be provided to investors on the Portal, whereby each Investor agrees to purchase, and the Company agrees to sell and issue to each Investor, shares of Preferred Stock subject to various terms and conditions contained within the Purchase Agreement.
Drag Along:	Holders of Preferred Stock and all present and future holders of at least 1% of the Company's capital Stock shall be required to enter into an agreement obligating them to vote their shares in favor of a change of control approved by (i) the Board, and (ii) the holders of a majority of the outstanding shares of Common Stock.
Long-Term Investment:	Each Investor shall acknowledge and treat investment in the Offering as a long-term investment. Investor shall not expect any redemption of or liquidity from its Preferred Stock until a sale of the Company or initial public offering, events which Investor acknowledges may never occur. Investor may in the future, assuming waiver of the Company's right of first refusal, sell its shares of Preferred Stock on the secondary markets in compliance with Crowdfunding Laws.
Documentation:	The Series Seed Preferred Stock Subscription Agreement, the Amendment and Restated Certificate, the Restated Voting Agreement, and other definitive financing documents that shall be drafted by Company counsel.
Closing Conditions:	Standard conditions to Closing, which shall include, among other things, satisfactory completion of financial and legal due diligence and the execution and delivery of all applicable financing documents.
Securities Matters:	The Offering is being made to qualifying investors under exemptions from the Crowdfunding Laws. The Preferred Stock will be "restricted securities" as defined in Regulation D of the Securities Act. The offering size, investor composition and other terms may be subject to change to comply with applicable securities laws.
Governing Law:	The definitive documents to be drafted governing the financing shall be governed under the laws of Delaware.

[*End of Summary of Proposed Terms For Preferred Stock Financing*]

MANAGEMENT

Directors and Executive Officers

The following table and brief biographies set forth specific information regarding the persons currently serving as directors and executive officers of our company.

Name	Age	Position(s)
Sasi Kanth Vallem	45	Director, Chief Executive Officer, and President
Sarat Vemuri	53	Director, Chief Financial Officer and Treasurer
Prabhakar Mamidipudi	67	Director and Secretary
Prabhakara Patakota	51	Director
Pramod Enabothula	42	Director

See Pitch Deck for more information.

All directors serve until their successors are elected and qualified or until their earlier resignation or removal.

[*End of Management*]

PLAN OF DISTRIBUTION

Restrictions on Transferability

The shares offered hereby have not been registered under the Securities Act or applicable U.S. state or foreign securities laws and are being offered and sold in the absence of registration by reason of the regulation crowdfunding offering exemption under the Crowdfunding Laws. The Company's intent is that the shares will be uncertificated, however any instrument, certificate, or other document evidencing such shares will bear a legend to the foregoing effect.

The Offering and Sale of the Shares

We intend to raise an aggregate amount of up to $1,200,000 through sale of shares of our Series Seed Preferred Stock. The Offering will be conducted in compliance with the Crowdfunding Laws.

Consideration for the shares is payable by immediately available funds acceptable to us, by wire transfer to the escrow account established by the Portal. All proceeds from the subscription for the shares will be deposited in whole or in part and an investor may withdraw the offering at any time prior to the Offering Deadline. The subscription price paid by a prospective investor whose subscription is rejected shall be returned to such investor without interest or deduction.

Eligible Investors

The shares offered hereby are being offered only to investors who: (i) possess sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment (i.e., are "sophisticated"); and (ii) have not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Each such eligible investor purchasing shares offered hereby will be required to make certain representations relating to its purchase, which are set forth in the Series Seed Preferred Stock Subscription Agreement. In addition, any investor that is an officer or director of the Company or a holder of 20% or more of the Company's issued and outstanding common stock and preferred stock (on an as-converted basis), a Bad Actor Questionnaire. In order to meet the conditions for exemption from the registration requirements under the securities laws of certain jurisdictions, investors who are residents of such jurisdictions may be required to meet additional suitability requirements.

Please note that even if you are an eligible to invest in the Offering, it does not necessarily mean that the shares are a suitable investment for you or that your subscription for the shares will be accepted.

You should consult with your own attorney, accountant, tax advisor and/or financial advisor to discuss the implications of the information contained herein and the merits and risks of an investment in the shares. We reserve the right to make our own judgment as to whether any prospective investor meets the accredited investor definition, suitability or other requirements for prospective investors.

An investment in the shares offered hereby involves substantial risks and is therefore suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can bear the economic risk of a complete loss of their investment. See "**Non-Exhaustive Risk Factors**".

[*End of Plan of Distribution*]

SUBSCRIPTION PROCEDURES

If you meet the suitability standards set forth herein and desire to purchase the shares offered hereby, you shall be required to do the following:

(1) Review this Memorandum.

(2) Through the Portal, complete, sign, and return the applicable Series Seed Preferred Stock Subscription Agreement, Restated Voting Agreement and any other definitive financing documents requested by the Company and provide all required investor information.

(3) Complete, sign, and return, if applicable, a Bad Actor Questionnaire.

(4) Deliver a payment equal to the aggregate purchase price of the shares you are purchasing by arranging a wire transfer to the escrow account information designated by the Portal.

We reserve the right to accept or reject any subscription for the shares, in whole or part, for any reason whatsoever. If a subscription is rejected by us, all funds tendered for investment will be returned to the subscriber, without deduction or interest.

The Series Seed Preferred Stock Subscription Agreement contains certain representations and warranties on your part that we will rely upon to ensure that the exemption from registration under the Securities Act and other relevant securities laws will be applicable to the Offering. As such, you should carefully examine the Series Seed Preferred Stock Subscription Agreement and make certain that the representations and warranties therein are true and correct. To further ensure compliance by us with the relevant securities laws, you will be required to agree in the Series Seed Preferred Stock Subscription Agreement that you will not sell or otherwise transfer any shares acquired by you except pursuant to registration under the Securities Act or in accordance with applicable exemptions from registration, which will include the resale provisions under the Crowdfunding Laws.

Independent Advice Recommended For Investors

You should not construe the contents of this Memorandum or any written or oral communications from us, or our employees, agents or affiliates, as advice of any kind, including, without limitation, tax, legal, accounting or investment advice. You should consult your own independent advisors, including legal counsel, in connection with the rights and obligations relating to an investment in the shares.

[*End of Subscription Procedures*]

ADDITIONAL INVESTOR INFORMATION

We will provide you, upon request and during the course of the Offering, with:

- the opportunity to ask questions of, and to receive answers from, us concerning the terms and conditions of the Offering; and

- such additional information as is necessary to verify the accuracy of the information contained in this Memorandum or any other document given, or any statement made by us, to you, to the extent we possess such information or can acquire it without unreasonable effort or expense.

You may obtain additional information and documents regarding the Company and the Offering by contacting Sasi Kanth Vallem at sasikanth.vallem@vvfagtech.com with a copy to Tony Nguyen, Esq. at tony@tkntysonlaw.com.

EXHIBIT A-1

CURRENT CAPITALIZATION

The following table sets forth our capitalization as of the date of this Memorandum. You should read this information together with the other information elsewhere in this Memorandum.

VVF AgTech, Inc. Summary Capitalization Table	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Outstanding Voting %	Fully-Diluted Ownership %
Common Stock	**11,350,000**	4,000,000	4,000,000	48.17%	43.65%
Total Common Stock issued and outstanding			**4,000,000**	**48.17%**	**43.65%**
Series Seed-1 Preferred Stock	1,666,670	1,388,866	1,388,866	16.73%	15.16%
Series Seed-2 Preferred Stock	1,578,950	1,342,080	1,342,080	16.16%	14.65%
Series Seed-3 Preferred Stock	1,500,000	1,250,000	1,250,000	15.05%	13.64%
Series Seed-4 Preferred Stock	625,000	322,409	322,409	3.88%	3.52%
Series Seed-5 Preferred Stock	500,000	-	-	-	-
Series Seed-6 Preferred Stock	600,000	-	-	-	-
Total Preferred Stock issued and outstanding			**4,303,355**	**51.82%**	**46.97%**
Shares Available for Issuance under Company's 2022 Equity Incentive Plan			**860,624**		**9.39%**
Totals			**9,163,979**	**100.00%**	**100.00%**

[*End of Current Capitalization*]

EXHIBIT A-2

PRO FORMA CAPITALIZATION

The following table sets forth the projected capitalization assuming the Company raises the full Aggregate Offering Amount. You should read this information together with the other information elsewhere in this Memorandum.

VVF AgTech, Inc. Summary Capitalization Table	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Outstanding Voting %	Fully-Diluted Ownership %
Common Stock	**11,350,000**	4,000,000	4,000,000	44.93%	40.97%
Total Common Stock issued and outstanding			**4,000,000**	**44.93%**	**40.97%**
Series Seed-1 Preferred Stock	1,666,670	1,388,866	1,388,866	15.60%	14.22%
Series Seed-2 Preferred Stock	1,578,950	1,342,080	1,342,080	15.07%	13.75%
Series Seed-3 Preferred Stock	1,500,000	1,250,000	1,250,000	14.04%	12.80%
Series Seed-4 Preferred Stock	625,000	322,409	322,409	3.62%	3.30%
Series Seed-5 Preferred Stock	500,000	-	-	-	-
Series Seed-6 Preferred Stock	600,000	600,00	600,00	6.74%	6.15%
Total Preferred Stock issued and outstanding			**4,903,355**	**55.07%**	**50.22%**
Shares Available for Issuance under Company's 2022 Equity Incentive Plan			**860,624**		**8.81%**
Totals			**9,763,979**	**100.00%**	**100.00%**

EXHIBIT B

NON-EXHAUSTIVE RISK FACTORS

Any investment in the Shares involves a high degree of risk. Set forth below is a discussion of what we believe to be certain risks and uncertainties affecting our business or an investment in the Shares. You should carefully consider the risks described below, as well as the other information set forth in this Memorandum, before making a decision to buy the Shares. If any of the adverse events described in the risk factors below actually occur, our business and financial condition and results of operations may suffer. In that case, the value of your Shares could decline, and you may lose all or part of your investment. This summary does not include or purport to include all of the potential risk factors to be considered by prospective investors in the Company.

Any titles or headings used herein are provided for convenience only and do not purport to explain or summarize all of the risks associated therewith. Any reference to or summaries of any agreements herein, including the Shares, is qualified in its entirety by reference to the full text of such agreements.

RISKS RELATED TO THE COMPANY AND BUSINESS

Investment in the Shares is an investment in the business of the Company.

The eventual value of the Shares will depend on the success of the Company and its business model. Because the Company is an early-stage company, it is subject to the common risk factors associated with early-stage businesses, including the following:

- Lack of extensive operating history
- Unproven market size and potential
- Stringent and fast-moving regulatory environment
- Extensive operational and capital investment required for success
- Ability to attract future financing sources at favorable terms, or at all
- Reliance on key personnel
- Failure to attract and retain good employees and talent
- Lack of transparency in its financial and operating results
- Litigation risks
- Competition

In particular, the Company purchases agricultural land suitable for farming in Florida and grows various plants and tropical crops for sale with eventual plans to expand into ecotourism and real estate. The Company was founded in December 2021 by Sasi Kanth Vallem, who currently serves as its chief executive officer. The Company's website is: https://www.vvfagtech.com.

Because of its proposed business model, the Company and its business will be subject to the uncertainties and other factors that would affect the farming industry overall. For example, a non-exhaustive category of risks and uncertainties below relate to the farming industry:

Production Risks. There are numerous factors that affect the yield, size and quality of food crops. For example, weather (drought, floods, heat, ice), crop diseases, pests and infestations, availability and failure of farming equipment and machinery, whether at planting or harvesting, could each and in combination with each other, adversely affect crop production.

Startup Risks. As a newcomer to the farming business, the Company faces many startup challenges. For example, the Company will need to build its reputation as well as its customer, vendor and retailer networks and relationships from the ground up.

Price or Market Risks. The pricing of crops often fluctuates. The nature of price risk may vary significantly from crop to crop. Price fluctuation of the crops in which the Company sells could adversely affect demand for its crops.

Moreover, the Company could enter into options or futures contracts in which price fluctuations could adversely affect the Company's profits and financial operations.

Debt and Financial Risks. Farming could be a highly leveraged business. The Company currently and intends to borrow significant capital to acquire land and machinery as well as for general working expenses. Rising interest rate environments, restricted credit and inability of Company to repay its debt obligations as they come due could adversely affect the Company's business and financial position.

Supply Chain and Logistical Risks. The Company heavily relies on farming labor, equipment and machinery for its operations. Labor and equipment shortages and supply chain disruptions, similar to the ones manifesting in the current economy, could adversely affect the Company to conduct its operations.

Competition Risks. Farming is an intensively competitive business for many of the crops that the Company currently intends to plant, harvest and sell. The Company faces competition from other farming operations, many of which are more established, are better funded and have significant more resources and marketing power than the Company. Some of these competitors may also be overseas operations whose crops are produced cheaper and imported and sold to consumers at a lower price than the crops that would be offered by the Company. Moreover, as an early-stage Company and newcomer to the farming business, any of the risks mentioned in this section could have a disproportionate effect on the business and reputation of the Company compared to its more established competitors who may be more isolated or resilient to such risks because of their size.

Accident and Litigation Risks. Farming is a risky business. Diseased crop yields could result in illnesses or even death for consumers, which could subject the Company to devastating lawsuits and investigations as well harm to its reputation. Moreover, injuries and accidents could occur on the farmlands and other Company premises and subject the Company to expensive litigation and threaten its business.

Institutional Risks. The Company faces risks from government actions and policies. For example, changes in tax laws, regulations relating to farming and subsidies could adversely affect the Company's business.

Managed Farming Services. In addition to risks faced by the Company in connection with its own farming and business operations, the Company also faces risks related to its "managed farming services" model where the Company or its affiliates would handle certain aspects of farming operations for third parties. In providing such services, the Company could be exposed to liability to such third parties and their end customers.

Environmental changes caused by climate change may harm the Company's business.

Because the Company acquires and grows crops and plants on agricultural land, it could be subject to various setbacks if global temperatures continue to rise. For example, the increasing global temperature could result in a change to Florida's climate which in turn could result in a reduction in the Company's crop yields due to inadequate soil conditions and the increase of natural disasters. Not only that, but the changing climate could adversely impact the Company's agricultural farmland by increasing the population of various pests and inspects that could decimate the Company's otherwise healthy crops even with proper safeguards in place.

There are risks associated with investing in a single-founder company.

The Company is founded by Sasi Kanth Vallem. Thus, an investment in the Company will be partly based on the belief that Mr. Vallem will be successful in operating and growing the Company. Even though Mr. Vallem has been successful in his other ventures, there is no guarantee that he will be able to replicate his prior successes with this Company. There is also the risk that any event in which affects Mr. Vallem, whether death, disability, bankruptcy or scandals, could adversely affect the future of the Company.

Lack of demand for tropical crops may harm the Company's business.

In addition to environmental risks facing the Company, there are also market risks relating to how customers will react to tropical crops. For example, certain customers may not want to purchase tropical crops and might prefer traditional crops that are already proven to be in demand in major agricultural markets. The Company has identified

that tropical crop production has historically been low in the United States which presents a unique opportunity to capitalize. However, it is possible that the lack of efforts to produce tropical crops in the United States indicates that the practice is unlikely to be commercially viable. In such event, the Company may suffer material damage to its reputation and/or incur significant costs, all of which could adversely affect the Company and its business.

The lack of viable agricultural land available for purchase may harm the Company's business.

The Company's business model is partially dependent on the Company's ability to acquire agriculturally viable land to produce crops and, eventually, to develop the land purchased for future real estate development. Many factors entirely outside the Company's control could impact the availability of agricultural land for purchase and development. For example, increased consumer demand to purchase agricultural land, urban expansion into otherwise viable agricultural land, and changing environmental conditions impacting the availability and viability of agricultural land could all limit Company's ability to purchase agricultural land. If the Company is unable to buy additional land for farming and development on commercially reasonable terms, then the Company could suffer adverse impacts to its business.

Our success depends on our ability to successfully yield crops and plants as well as our ability to innovate.

The overall economic outlook for agriculture in the United States is uncertain. As a result of supply chain shortages and rising consumer demand, inflation is expected to play a major role in the agricultural economy in the future. Moreover, beyond the economic uncertainties facing the agricultural economy, the ever-worsening climate crisis facing the global population presents existential threats to the entire farming industry. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to successfully grow crops and develop or enhance our existing agricultural land to provide new real estate and ecotourism opportunities to customers. To achieve market acceptance for our crops and plants, we must effectively anticipate and offer crops, plants, and experiences that meet changing customer demands in a timely manner. We may experience difficulties that could delay or prevent our timely production of various crops and plants, or our eventual development of real estate properties on our agricultural land.

If we are unable to successfully navigate the worsening global climate change crisis, enhance our existing crops to anticipate and meet customer preferences, acquire and develop new agricultural land, or adapt to changing industry standards, our revenue and results of operations would be adversely affected.

RISKS RELATED TO THE SHARES AND THIS OFFERING

The Company's strategy of fundraising via a crowdfunding campaign has inherent risks.

Investing through a crowdfunding platform introduces specific risks tied to the investment structure. These risks include limited investor control over Company decisions, reduced opportunities for comprehensive due diligence, potential information asymmetry between the Company and investors, and a lack of certain investor protections inherent in more regulated investment avenues. Investors might encounter difficulty determining accurate Company valuations, facing challenges in selling or exiting their positions due to illiquidity, and being susceptible to disruptions or security breaches on the crowdfunding platform.

The Company's reliance on WeFunder to conduct the Offering could result in negative investor outcomes.

The Company's reliance on WeFunder to facilitate the Offering poses inherent risks that investors should consider. If WeFunder fails to comply with applicable securities laws and regulations or encounters operational issues, adverse impacts on the Company's business and investor returns could follow. Operational or technical disruptions on WeFunder's platform could cause delays in fundraising activities, hindering the Company's ability to secure necessary capital within expected timelines. Any negative incidents affecting WeFunder's reputation could indirectly impact the Company's image, potentially affecting investor confidence and participation in the Offering. Furthermore, if WeFunder encounters financial or operational difficulties that impede its effective management of the Offering, the Company's growth plans, operational capabilities, and execution of its business strategy might suffer, directly impacting investor returns and the overall financial health of the Company. It's important for

investors to recognize the dependency on WeFunder as a third-party platform and understand that any shortcomings or issues related to its operations or compliance could have detrimental effects on the Offering and the Company's future prospects.

The Company plans to concurrently conduct an offering for the Shares and other equity securities to certain investors relying on Rule 506(b) of Regulation D.

The Company's plan to conduct the Offering and to simultaneously offer its Shares and other equity securities to specific investors under Rule 506(b) of Regulation D could result in other investors receiving more advantageous pricing than investors in this Offering. The disparity in pricing between these two offerings could result in unequal terms or more favorable investment conditions for Rule 506(b) investors compared to those participating in the Offering. As a result, investors in the Offering might not receive equivalent pricing or terms, potentially affecting their returns on investment and creating a discrepancy in the rights or benefits associated with the Shares.

There is no public market for the Company's Shares and there are limitations on your ability to transfer the Shares to others.

The Shares are highly illiquid. There is presently no public market for the Company's Shares and there can be no assurance that a market will ever develop. In order to ensure that transfers of the Shares are made in strict accordance with all limitations upon transfer imposed by U.S. federal and applicable state securities laws, we may also require an opinion of counsel with respect to the applicability of such laws to a transfer. Our books and records will include respective "stop transfer" notations to the effect that no transfer of any Shares sold hereby shall be effective unless strict compliance with the applicable securities laws has been made, the determination of which will be at our absolute discretion. Accordingly, the purchase of the Shares should be considered only as a long-term investment. You should invest in the Shares only if you are able to hold onto the Shares for the long-term, with a possibility that you could lose the entire amount of your investment.

There are certain limitations on your ability to transfer or vote the Shares purchased in the Offering pursuant to the terms of the financing agreements.

In addition to other transfer restrictions set forth above, the Shares will be subject to a right of first refusal in favor of the Company in the event of a transfer pursuant to the terms of the definitive financing agreements. Moreover, all investors in the Shares must execute a voting agreement with the Company whereby they agree to vote certain members to the board of directors and in favor of a change of control of the Company, if such transaction is approved by the board of directors and the majority of the outstanding shares of Common Stock.

A single major stockholder will continue to have a significant influence over the business of the Company after the Offering.

Immediately after the closing of the Offering, Sasi Kanth Vallem, CEO and director of the Company, will continue to hold a majority of the Company's issued and outstanding voting capital stock. Although Mr. Vallem will have fiduciary duties to the Company as a director and officer, he could nonetheless in his capacity as director and/or stockholder take certain corporate and business actions without investor approval.

The terms of the Offering were determined solely by the board of directors in its discretion.

The terms of the Offering were determined by our board of directors and are not necessarily related to our asset value, net worth, results of operations, loss per share, projections, anticipated cash flows or other established valuation criteria.

The Company will provide little information to the investors of the Shares.

While the Company will use its best efforts to notify the investors and keep them apprised regarding the status of their investments, unless expressly required under applicable law or the financing agreements, there is no obligation

on the Company to provide all of the information available to the Company, including any financial or business information to the investors.

There is no assurance of profit or distributions.

Given the uncertain nature of farming, there is no assurance that the Company will be profitable or that any distributions will be made to the investors. The expenses of the Company could exceed its income, and the Company's liabilities could exceed its assets.

The investors the Shares will not control the day-to-day operations of the Company.

The investors of the Shares will have no opportunity to control the day-to-day operation of the Company. Except in certain limited circumstances described in the financing agreements, the directors and officers will have sole and absolute discretion in operating the business of the Company. Accordingly, no person should purchase the Shares unless that person is willing to entrust all aspects of the management of the Company to its management team.

The terms of future offerings may be more favorable.

The board of directors of the Company set the current terms of the Offering based on current predictions regarding the Company. In the event the Company needs to raise additional capital in the future, it may need to do so by providing terms more favorable than the ones currently offered to the investors in the Offering. There is no assurance that by investing early in the Company that investors in the Offering will receive more favorable terms than subsequent investments. Moreover, such subsequent financings may result in dilution in the Company or provide other benefits to such subsequent investors, which could affect the ownership, liquidation preferences and/or other rights of the investors in the Offering.

The investors in the Shares may not recoup their entire investment during a dissolution scenario.

While the holders of the Shares are senior to holders of common stock, the Shares are not debt instruments and therefore holders of the Shares are junior to holders of debt in the Company, including holders of nonsecure debt and convertible promissory notes. In the event the debt stack in the Company during a dissolution or liquidation is greater than the amount of proceeds available to pay down such debt, then the Company will be required to use such proceeds to pay off its debt, which could result in no proceeds going to the investors, essentially resulting in a total loss of investment by the investors. Even if some proceeds are available after repayment of the Company's debt, each investor will need to share in the remaining proceeds on a *pro rata* basis with other investors and preferred stockholders, which could result in only a partial repayment of an investor's investment.

Most of the proceeds from Offering will be used to pay down the Company's existing promissory notes.

The Company expects that most of the proceeds from the Offering will be used to pay down the Company's existing promissory notes. As such, there will be limited capital from the Offering to dedicate towards general corporate and operating expenses and business expansion. While the Company believes that it can reserve sufficient cash from the Offering to continue and expand its operations, it nonetheless expects to raise additional money in the future to achieve its business plan, which may be further dilutive to the investors or may be on terms that are not favorable to the Company or its existing investors.

Moreover, the Company intends to tranche each closing of the Offering such that proceeds from each closing will be used to pay down promissory notes, with subsequent closings to be consummated only if the Company feels that there will be sufficient proceeds from such subsequent closing to further pay down existing promissory notes. If there are not sufficient proceeds from subsequent closings to pay down promissory notes, then the Company may choose to not raise additional funds and therefore may not raise the full $1,200,000 contemplated by the Offering.

There was no independent review of this Memorandum by our accountants for accuracy and completeness.

None of our accountants, financial or other advisors or any other third party has reviewed this Memorandum as to the accuracy or completeness of the information contained herein or any other written or oral communication transmitted or made available in connection herewith, nor has any such person independently verified any such information.

[*End of Non-Exhaustive Risk Factors*]